SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

Grupo Elektra Starts Banking Operations in Panama

-- An Important First Step to Replicate Our Successful Business Strategy
in Panama and Other Latin American Countries --

-- Banco Azteca (Panamá) is a 100% Subsidiary of Grupo Elektra --

Mexico City, March 1, 2005 – Grupo Elektra S.A. de C.V. (“The Company”; BMV: ELEKTRA*; NYSE: EKT; Latibex: XEKT), Latin America’s leading specialty retailer, consumer finance and banking and financial services company, announced today the start of operations of its first banking subsidiary outside Mexico. Banco Azteca (Panamá), S.A. is headquartered in Panama City.

“We thank the Panamanian authorities for providing us with a general banking license that will allow us to offer comprehensive financial services in that country”, commented Javier Sarro, CEO of Grupo Elektra. “This is the first step for Grupo Elektra to start replicating in other countries our successful business strategy implemented in Mexico, which combines retailing with banking operations.”

In accordance with Panamanian regulation, Grupo Elektra has fully funded the US$10 million required capitalization. The Company projects a capital outlay in 2005 of about US$2 million to build the planned infrastructure of Banco Azteca (Panamá).

In addition, Mr. Sarro commented: "We are delighted that the Banco Azteca brand name has expanded into Latin America after more than two years of successful operations in Mexico. We welcome the challenge of bringing quality banking services and products to the Panamanian population and in helping them to improve their quality of life, as we have done with our clients in México.”

Banco Azteca (Panamá) will start banking operations to the general public opening 12 hours, seven days a week, and offering its successful savings products “Guardadito” and “Inversión Azteca,” as well as personal loans under the well-known brand-name “Credimax Efectivo”. Banco Azteca (Panamá) will analyze and pilot-test other potential products and services in the coming months to continue with its efforts to provide more quality products and services to the Panamanian population.

The company noted that Banco Azteca (Panamá), S.A. is a wholly owned subsidiary of Grupo Elektra.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha, Bodega de Remates and Elektricity stores and over the Internet. The Group operates more than 1,000 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through its more than 1,350 Banco Azteca branches located within its stores, as a stand-alone, and in other channels in Mexico and Panama. Banking and financial services include consumer credit, personal loans, money transfers, extended warranties, savings accounts, term deposits, pension-fund management and insurance.

Investor and Press Inquiries:

Rolando Villarreal	Samantha Pescador
Head of Investor Relations	Investor Relations
Grupo Elektra S.A. de C.V.	Grupo Elektra S.A. de C.V.
Tel. +52 (55) 1720-7819	Tel. +52 (55) 1720-7819
Fax. +52 (55) 1720-7822	Fax. +52 (55) 1720-7822
rvillarreal@elektra.com.mx	spescador@elektra.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2005

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.